                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

             -----------------------------------------------------

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                              Premier Farnell plc
             -----------------------------------------------------
                               (Name of Issuer)

                         American Depositary Receipts,
                    Evidencing American Depositary Shares,
             Each Representing Two Ordinary Shares of 5 Pence Each
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  740-5OU-107
             -----------------------------------------------------
                                (CUSIP Number)

                             Christopher M. Kelly
                          Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                            Cleveland, Ohio  44114
                          Telephone:  (216) 586-3939
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 30, 2001
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

             -----------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                              (Page 1 of 9 Pages)
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                                 SCHEDULE 13D
CUSIP NO. 740-50U-107

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack N. Mandel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCES OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          31,731
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             15,073,770
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             31,731

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,073,770
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      15,105,501
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              (Page 2 of 9 Pages)
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                                 SCHEDULE 13D
CUSIP NO. 740-50U-107

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph C. Mandel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCES OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,313,574
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,416,047
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      15,416,047
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              (Page 3 of 9 Pages)

                                 SCHEDULE 13D
CUSIP NO. 740-50U-107

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morton L. Mandel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCES OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,370,060
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          18,900,924
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,900,924
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              (Page 4 of 9 Pages)
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          This Amendment No. 6 amends the Statement on Schedule 13D (the
"Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust, and subsequently amended on January 28, 1998, December 8, 1999, June 7, 2000, June 13, 2000 and October 30, 2001. This Amendment No. 6 to Schedule 13D relates to the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at 150 Armley Road, Leeds, LS12 2QQ, U.K. The following supplement, amendments and restatements to Item 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          The Share information listed in Item 5 in this Amendment No. 6 includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Person of all Convertible Preference Shares at the conversion rate applicable on the date hereof, such number of Shares being indicated in parentheses.

Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby supplemented, amended and restated in relevant part as and to the extent set forth below.

          On November 29, 2001, several trusts, individuals and foundations related to the Reporting Persons, but who are not required to file a Schedule 13D with respect to the Shares (the "Vendors"), entered into an agreement (the "Purchase Agreement") with Cazenove & Co. Ltd, a U.K. partnership ("Cazenove"). Under the Purchase Agreement, the Vendors agreed to sell, and Cazenove agreed to purchase, 27,061,444 Shares (13,530,722 ADSs) at a price of $3.639808 per Share (the "Sale"). Upon the terms and subject to the conditions set forth therein, the Sale will be consummated on December 4, 2001 (the "Settlement Date"). The Reporting Persons are not party to the Purchase Agreement, and their investment intent with regard to the Shares has not changed. This Amendment No. 6 is being filed to report the effect of the Sale by the Vendors on the number of Shares that the Reporting Persons may be deemed to own following the Settlement Date. The Share information reported in this Item 5 assumes the consummation of the Sale on the Settlement Date.

          1. Jack N. Mandel may be deemed to beneficially own Shares held by the MSFs. Jack N. Mandel may be deemed to beneficially own 6,447,291 (6,447,291) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 4,991,364 (4,991,364) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 5,249,741 (5,249,741) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Jack N. Mandel disclaims beneficial ownership of all

                              (Page 5 of 9 Pages)
such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Jack N. Mandel is the beneficial owner of the Shares held by the MSFs.

          2. Joseph C. Mandel may be deemed the beneficial owner of 15,416,047 (15,416,047) Shares, representing approximately 5.0% of the Shares issued and outstanding at October 26, 2001, with respect to no Shares of which Joseph C. Mandel has sole voting and dispositive power; 14,313,574 (14,313,574) Shares of which Joseph C. Mandel has shared voting power; and 15,416,047 (15,416,047) Shares of which Joseph C. Mandel has shared dispositive power. The Shares as to which Joseph C. Mandel has shared voting and/or dispositive power include 1,102,473 (1,102,473) Shares held in trusts for members of his family of which he is trustee or trust advisor and has shared dispositive power, but does not have voting power.

          Joseph C. Mandel may be deemed to beneficially own Shares held by the MSFs. Joseph C. Mandel may be deemed to beneficially own 6,447,291 (6,447,291) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 4,991,364 (4,991,364) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 5,249,741 (5,249,741) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Joseph C. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Joseph C. Mandel is the beneficial owner of the Shares held by the MSFs.

          3. Morton L. Mandel may be deemed to beneficially own Shares held by the MSFs. Morton L. Mandel may be deemed to beneficially own 6,447,291 (6,447,291) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 4,991,364 (4,991,364) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 5,249,741 (5,249,741) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Morton L. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Morton L. Mandel is the beneficial owner of the Shares held by the MSFs.

          The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 36,726,047 (36,726,047) Shares, representing approximately 11.9% of the Shares issued and outstanding at October 26, 2001, after eliminating any duplicative ownership reflected in the foregoing response to this Item 5. The filing of this statement shall not be construed as an admission that the Reporting Persons as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

          None of the Reporting Persons has effected any transactions in the Shares since the date of last event reported in Amendment No. 5 to this Schedule 13D.

                              (Page 6 of 9 Pages)

Item 7.   Material to be Filed as Exhibits.

          (1) Powers of attorney, dated April 14, 2000, from Joseph C. Mandel and Morton L. Mandel in favor of, inter alia, Karen A. Vereb, as filed on October 30, 2001, with Amendment No. 5 on Schedule 13D (Commission File No.005-50135), are incorporated herein by reference.

          (2) Power of attorney, dated April 14, 2000, from Jack N. Mandel in favor of, inter alia, Karen A. Vereb.

                              (Page 7 of 9 Pages)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                              /s/ Jack N. Mandel
                              -----------------------
                              Jack N. Mandel
                              By: Karen A. Vereb, Attorney-in-Fact

                              /s/ Joseph C. Mandel
                              -----------------------
                              Joseph C. Mandel
                              By: Karen A. Vereb, Attorney-in-Fact

                              /s/ Morton L. Mandel
                              -----------------------
                              Morton L. Mandel
                              By: Karen A. Vereb, Attorney-in-Fact

                              (Page 8 of 9 Pages)